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                      SOUTHERN OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                 FOR THE QUARTER ENDED MARCH 31, 1997



                               CONTENTS

                                                                 Page

     Statements of Income and Retained Earnings                     1

     Balance Sheets                                                2-3

     Information Concerning Mine Operations and
       Capital Improvements                                         4

     Calculation of Cost of Capital and
       Statement of Cost of Commercial Coal Sold and Shipped        5

     Statement of Cost of Operation                                 6

     Analysis of Mining Plant in Service                            7

     Calculation of Allowed Cost of Capital -
       Effective April 1, 1997                                      8



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                      SOUTHERN OHIO COAL COMPANY
                          STATEMENT OF INCOME
                 FOR THE QUARTER ENDED MARCH 31, 1997
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES - Sales to Parent                       $63,289

COST OF OPERATION                                           57,221

OPERATING INCOME                                             6,068

INTEREST CHARGES                                             1,145

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                 4,923

FEDERAL INCOME TAXES ON OPERATIONS                           3,126

NET INCOME FROM OPERATIONS                                   1,797

NONOPERATING INCOME                                            105

NET INCOME                                                 $ 1,902



                    STATEMENT OF RETAINED EARNINGS
                 FOR THE QUARTER ENDED MARCH 31, 1997
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $24,064

NET INCOME                                                   1,902

CASH DIVIDENDS DECLARED                                      1,902

BALANCE AT END OF PERIOD                                   $24,064


The common stock of the Company is wholly owned by Ohio Power Company.

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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           March 31,
                                                             1997
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $363,638
  Accumulated Depreciation and Amortization                 201,676

         NET MINING PLANT                                   161,962

OTHER PROPERTY AND INVESTMENTS                               60,402

CURRENT ASSETS:
  Cash and Cash Equivalents                                   9,429
  Accounts Receivable:
    General                                                   4,761
    Insurance                                                13,011
    Affiliated Companies                                     13,776
  Coal                                                        1,287
  Materials and Supplies                                     10,285
  Other                                                       4,707

         TOTAL CURRENT ASSETS                                57,256

REGULATORY ASSETS                                            52,180

DEFERRED CHARGES                                              3,845

           TOTAL                                           $335,645


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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                          March 31,
                                                            1997
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    9,996
  Other Paid-in Capital                                     81,834
  Retained Earnings                                         24,064

         TOTAL SHAREHOLDER'S EQUITY                        115,899

LONG-TERM DEBT - Notes Payable                              45,000

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          19,542
  Operating Reserves                                        50,456

         TOTAL OTHER NONCURRENT LIABILITIES                 69,998

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        16,681
  Accounts Payable:
    General                                                  3,554
    Affiliated Companies                                     1,957
  Taxes Accrued                                              6,179
  Accrued Vacation Pay                                       3,178
  Workers' Compensation Claims                              13,320
  Obligations Under Capital Leases                          11,244
  Other                                                      5,104

         TOTAL CURRENT LIABILITIES                          61,217

DEFERRED INCOME TAXES                                       37,925

DEFERRED CREDITS                                             5,606

           TOTAL                                          $335,645


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                      SOUTHERN OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                 FOR THE QUARTER ENDED MARCH 31, 1997

     There were no significant changes with regard to the Company's operations and mining plant during the quarter.


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                      SOUTHERN OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                 FOR THE QUARTER ENDED MARCH 31, 1997
                    (in thousands, except as noted)
                                                                                                     January through
                                                                                                          March
                                                                                                           1997
  I. Calculation of Cost-of-Capital Compensation:
       A. Investment at Beginning of Period:
            Common Stock                                                                                 $      5
            Premium on Common Stock                                                                         9,996
            Other Paid-in Capital (excluding item D and item G)                                            50,155
                                                                                                           60,156
       B. Rate of Return Allowable per HCAR Nos. 20515 and
            21008: 12.11% per annum, 3.0275% per quarter                                                  .030275

       C. Earnings Allowable: (re investment in item A)
            1. Current Quarter                                                                           $  1,821
            2. Year-to-Date                                                                              $  1,821

       D. Equity Investment for the months of June 1981, December 1981 and September 1982                $ 26,240

       E. Rate of Return Allowable per HCAR Nos. 21008, 21537,
            22129 and 22401: 12.04% per annum, 3.01% per quarter                                            .0301

       F. Earnings Allowable: (re investment in item D)
            1. Current Quarter                                                                           $    790
            2. Year-to-Date                                                                              $    790

       G. Equity Investment for the months of March 1982, June 1982 and December 1982                    $  5,439

       H. Rate of Return Allowable per HCAR Nos. 21008, 21537,
            22129 and 22401: 13.58% per annum, 3.395% per quarter                                          .03395

       I. Earnings Allowable: (re investment in item G)
            1. Current Quarter                                                                           $    185
            2. Year-to-Date                                                                              $    185

       J. Total Earnings Allowable:
            1. Current Quarter (C.1. + F.1. + I.1.)                                                      $  2,796
            2. Year-to-Date (C.2. + F.2. + I.2.)                                                         $  2,796

       K. Net Income per Statement of Income (a)                                                         $  1,902
            Add: Interest Charges                                                                           1,145
            Less: Nonoperating Income                                                                         105

       L. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $  2,942
            2. Year-to-Date                                                                              $  2,942

 II. Coal Billing Calculation - Meigs Division:
       A. Total Operating Expenses (b)                                                                   $ 60,347

       B. Add: Cost-of-Capital Billing Adder as Applied per L. 1. of Section I                              2,942

       C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                                 $ 63,289

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                              1,879,210

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $33.68

(a)  The Company  sold  its  Martinka  mining  division and  most of the  Martinka  related  coal reserves  to an unaffiliated company.  No return on equity investment associated with these operations has been billed since the division ceased mining coal  effective July 1, 1992.  All results associated  with the Martinka division since  then  are billed  to the Parent  Company, Ohio Power  Company, eliminating any earnings effect to the
     Company.
(b)  As represented by "Cost of  Operation" plus "Federal  Income Taxes On  Operations" reported in  Statement of
     Income.
/TABLE
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                      SOUTHERN OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                 FOR THE QUARTER ENDED MARCH 31, 1997


                                                       (in thousands)

Direct Labor-UMW*                                          $ 1,623
Indirect Labor-UMW*                                          6,023
Benefits-UMW*                                                5,187
Salaries and Benefits-Nonunion                               5,248
Operating Supplies                                           3,781
Repair Parts and Materials                                   5,771
Electricity and Other Utilities                              1,994
Outside Services-Maintenance, Haulage and Reclamation        2,425
Taxes Other Than Federal Income Taxes**                      2,728
Rental of Equipment                                          3,660
Depreciation, Depletion and Amortization                     6,788
Mining Cost Normalization***                                 4,255
Reclamation                                                  2,601
Other Production Costs                                       5,705

Subtotal                                                    57,789

Transfers of Production Costs (to)/from Coal Inventory        (568)

          Total                                            $57,221

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                      SOUTHERN OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                              March 31, 1997
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                       $  7,476   $   -      $  7,476

Mining Structures and Equipment      218,169    140,120     78,049

Coal Interests (net of depletion)      3,844       -         3,844

Mine Development Costs               134,149     61,556     72,593

    Total Mining Plant in Service   $363,638   $201,676   $161,962
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         OHIO POWER COMPANY'S (OPCo's) ACTIVE COAL MINES
      CENTRAL OHIO COAL COMPANY; SOUTHERN OHIO COAL - MEIGS;
                     AND WINDSOR COAL COMPANY
      ALLOWED AFTER-TAX COMPOSITE COST-OF-CAPITAL IS 10.29%
                         EFFECTIVE 4-1-97


THE 10.29% IS OPCo's WEIGHTED AVERAGE COST-OF-CAPITAL AND WAS
CALCULATED AS FOLLOWS:


             CAPITALIZATION                          AFTER-TAX
               @12/31/96    PERCENT   EFFECTIVE      WEIGHTED
COMPONENT         (000)     OF TOTAL     COST      RATE OF RETURN


Long-term Debt $  957,626(a)  39.14%     7.47%(c)       2.92%

Preferred Stock   148,432      6.07%     5.73%(c)       0.35%

Common Stock    1,340,260(b)  54.79%    12.81%(d)       7.02%

Total          $2,446,318    100.00%                   10.29%*


Authorization: HCAR 35-26573 dated 9-13-96
(SEC File No. 70-8611).



(a) Includes long-term debt due in one year and is net of unamortized debt premium and discount, unamortized debt expense and unamortized loss on reacquired debt.

(b) Common equity includes premium on preferred stock and excludes undistributed subsidiary earnings.

(c)   Embedded cost at 12/31/96.

(d) No more than the rate allowed by the PUCO in a retail rate proceeding involving OPCo and settled in 1995.


 * Rate will be applied for billing purposes to the twelve months period commencing April 1, 1997.